SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/8/05


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

99,700

8. SHARED VOTING POWER
6,000

9. SOLE DISPOSITIVE POWER

357,200_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

357,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.37%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

96,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

96,400__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
96,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.52%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.5 to the Schedule 13D filed on October 29, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. The reporting persons have sent the attached letter
(Exhibit 1) to the Issuer.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on August 12, 2005 there were 3,811,898 shares outstanding as of July 31, 2005. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 357,200 shares of HCT or 9.37% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 96,400 shares of HCT or 2.52% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 357,200 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 99,700 shares and jointly for 6,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 96,400 shares.

c. During the last sixty days the following shares of common stock were purchased (unless already disclosed)(there were no sales):


Phillip Goldstein
11/4/05   600 @ 28.69
11/4/05   200 @ 28.7
11/4/05   300 @ 28.75
10/19/05  100 @ 28.85
10/4/05   6100 @ 29
9/30/05   22000 @ 29
9/28/05   3300 @ 29


d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/09/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1.
Letter to Board Members

                   Opportunity Partners L.P.,
           60 Heritage Drive, Pleasantville, NY 10570

    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net


                                   November 8, 2005



Curtis A. Sampson
Ronald J. Bach
James O. Ericson
Luella Gross Goldberg
Paul N. Hanson
Paul A. Hoff
Gerald D. Pint
Wayne E. Sampson
Steven H. Sjogren
Hector Communications Corporation
211 South Main St
Hector, MN 55342

Dear Board Members:

We recently offered to acquire all outstanding shares of Hector for $30.25 per share in cash, subject only to due diligence and satisfaction of customary conditions. As you know, subsequent reports have indicated that a sale of Midwest Wireless is imminent. Please be advised that if a sale of Midwest Wireless occurs, we may increase our offer to reflect any proceeds Hector would receive.

We also note that Hector's press release of November 7, 2004 stated:

     Hector's share of the sale proceeds will give us unprecedented ability to reward our shareholders and/or make strategic investments. The management and Board of Directors of the Company continue to assess all strategic options available to us as we await the results of the Midwest Wireless sales process. (Emphasis added.)

We firmly believe it would be a breach of fiduciary duty for the board to cause Hector to invest the proceeds from the sale of Midwest Wireless without a shareholder vote. It is very clear that Hector is currently an investment company as defined by section 3(a)(1)(C) of the Investment Company Act of 1940, i.e., "an issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

If Hector is indeed an investment company by virtue of owning investment securities worth more than 40% of its total assets, then it is required to register as an investment company. By not registering, Hector is already violating the law. If the board were to add insult to injury by attempting to reinvest the proceeds from a sale Midwest Wireless, we would seriously consider filing a lawsuit to prevent that. Hopefully, that will not be necessary.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
          Kimball & Winthrop, Inc.
                         General Partner